


0402678 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to ·
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21. 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ("TABCORP"), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ("ASIC") on May 4, 2004 and a flyer entitled "9 good reasons".*

Part II - Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

---

* Previously furnished.
** Furnished herewith.

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.**

U. ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.**

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.**

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

---

* Previously furnished.
** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: _____

Peter Caillard
Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: _____

Peter Caillard
Director

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*	
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled "9 good reasons".*	
A	Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	

---

* Previously furnished.
** Furnished herewith.

Exhibit	Description	Page
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*	
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*	
T	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.**	
U	ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.**	
V	ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.**	

---

* Previously furnished.
** Furnished herewith.

Exhibit T

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme   *Tab Limited ("Tab")*

ACN/ARSN   *081 765 308*

1.   Details of substantial holder (1)

Name   *See Annexure A*
ACN/ARSN (if applicable)

There was a change in the interests of the
substantial holder on (d/m/y)   *See Annexures A and C*

The previous notice was given to the company on (d/m/y)   *5/5/2004*

The previous notice was dated (d/m/y)   *5/5/2004*

2.   Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	*4,843,663*	*1.07%*	*9,482,121*	*2.10%*

3.   Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change (d/m/y)	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		See Annexure A			

4.   Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	*Not applicable*

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
TABCORP Investments No.4	*5 Bowen Crescent, Melbourne, Victoria, 3004*
TABCORP	*5 Bowen Crescent, Melbourne, Victoria, 3004*
Each member of the TABCORP Group	*See Annexure B*

Signature

print name   *Peter Caillard*   capacity *Director*

sign here   *(signature)*   date *19/05/2004*

DIRECTIONS

(1)   If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)   See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3)   See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4)   The voting shares of a company constitute one class unless divided into separate classes.

(5)   The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)   Include details of:

     (a)   any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

     (b)   any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

     See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(7)   Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)   If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9)   Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 3 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: *Peter Caillard*

Peter Caillard (Director of TABCORP Investments No.4)

Date: 19 May 2004

1. **Details of substantial holder**

   TABCORP Investments No.4 Pty Ltd (ACN 108 197 084) ("TABCORP Investments No.4")

   This notice also provides details of the relevant interests in Tab of the following persons, which relevant interests arise as a result of the relevant interest of TABCORP Investments No.4:

   (a)   TABCORP Holdings Limited (ACN 063 780 709) ("TABCORP").

   (b)   Each of the companies listed in Annexure B ("TABCORP Group").

   The nature of the associations of TABCORP Investments No.4 and those persons are as follows:

Name	Nature of association
TABCORP Investments No.4	TABCORP Investments No.4 is an associate of TABCORP and each member of the TABCORP Group pursuant to section 12(2)(a)(i) or (iii) of the Corporations Act
TABCORP	TABCORP is an associate of TABCORP Investments No.4 and each member of the TABCORP Group pursuant to section 12(2)(a)(ii) of the Corporations Act
Each member of the TABCORP Group	Each member of the TABCORP Group is an associate of TABCORP Investments No.4, TABCORP, and each other member of the TABCORP Group pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act

2. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See Annexure C	TABCORP Investments No.4	Increase of relevant interest as a result of acceptances of offers (the **Offers**) dated 21 April 2004 made under TABCORP Investments No.4's off-market bid for ordinary shares in Tab on the terms set out in the bidder's statement dated 2 April 2004, as supplemented by a supplementary bidder's statement dated 4 May 2004. See Annexures C and D for details	Consideration of $2.00 cash and between 0.20 and 0.22 TABCORP ordinary shares per Tab share will be provided by TABCORP Investments No.4 in accordance with the terms of the Offers, if the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived See Annexure D for details	See Annexure C	See Annexure C
As per TABCORP Investments No.4	TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4
As per TABCORP Investments No.4	Each member of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4

3. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP Investments No.4	Persons to whom the Offers were made who have accepted the Offers	TABCORP Investments No.4 (upon the conditions of the Offers being satisfied or waived)	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers TABCORP Investments No.4's power to vote or dispose of the Tab shares is qualified until TABCORP Investments No.4 becomes the registered holder of those shares. TABCORP Investments No.4 will not become the registered holder of those shares unless the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived	9,482,121 ordinary shares	9,482,121

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of controlling TABCORP Investments No.4. TABCORP is not the registered holder of the Tab shares and its ability to vote or dispose of those shares is qualified accordingly TABCORP does not have a substantial holding in Tab shares as its and its associates' combined relevant interests in Tab shares are not greater than 5% of the number of issued Tab shares	As per TABCORP Investments No.4	As per TABCORP Investments No.4
Each of the members of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, TABCORP) above 20% in TABCORP Investments No.4. No member of the TABCORP Group is the registered holder of the Tab shares and their ability to vote or dispose of those shares is qualified accordingly No member of the TABCORP Group has a substantial holding in Tab shares as its and its associates' combined relevant interests in Tab shares are not greater than 5% of the number of issued Tab shares	As per TABCORP Investments No.4	As per TABCORP Investments No.4

This is Annexure B of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 19 May 2004

TABCORP Group

TABCORP is the controlling entity of TABCORP Investments No.4 and of the other subsidiaries of TABCORP (being associates of TABCORP Investments No.4).

Set out below are those other subsidiaries of TABCORP which together are referred to as the "TABCORP Group" for the purposes of this Form 604 (Notice of change of interests of substantial holder).

Name of entity	Address
Sydney Harbour Apartments Pty Ltd (ACN 075 423 666)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Entertainment Pty Ltd (ACN 080 574 732)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments Pty Ltd (ACN 085 513 300)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Online Pty Limited (ACN 092 104 786)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Holdings Limited (ACN 064 054 431)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Assets Pty Ltd (ACN 064 303 920)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Manager Pty Ltd (ACN 064 304 016)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Participant Pty Ltd (ACN 064 304 105)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Employee Share Administration Pty Ltd (ACN 064 458 224)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP (Queensland) Pty Ltd (ACN 064 555 899)	5 Bowen Crescent, Melbourne, Victoria, 3004
Structured Data Systems Pty Ltd (ACN 006 574 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Casino Management Pty Ltd (ACN 060 462 053)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Pty Ltd (ACN 060 510 410)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Investments Pty Ltd (ACN 060 507 888)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Harbour Casino Properties Pty Ltd (ACN 050 045 120)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.2 Pty Ltd (ACN 105 341 375)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Issuer Pty Ltd (ACN 105 341 366)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Staff Superannuation Pty Ltd (ACN 065 448 277)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Superannuation Pty Ltd (ACN 005 070 619)	5 Bowen Crescent, Melbourne, Victoria, 3004
Showboat Australia Pty Ltd (ACN 061 299 625)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.3 Pty Ltd (ACN 108 097 114)	5 Bowen Crescent, Melbourne, Victoria, 3004
Club Gaming Systems (Holdings) Pty Limited (ACN 051 404 007)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming (NSW) Pty Ltd (ACN 003 992 327)	5 Bowen Crescent, Melbourne, Victoria, 3004

Name of entity	Address
Jupiters Custodian Pty Limited (ACN 067 888 680)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Superannuation Pty Limited (ACN 064 432 926)	Level 9, Niecon Tower, 17-19 Victoria Avenue, Broadbeach, Queensland, 4218
Jupiters Limited (ACN 010 741 045)	5 Bowen Crescent, Melbourne, Victoria, 3004
Breakwater Island Limited (ACN 010 271 691)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Limited (ACN 000 005 916)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters International Pty Ltd (ACN 055 809 302)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Technology & Environmental Services Pty Ltd (ACN 102 895 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Services Pty Limited (ACN 053 518 942)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming Pty Limited (ACN 071 366 446)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Machine Gaming Pty Limited (ACN 078 963 050)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Internet Gaming Pty Limited (ACN 088 541 940)	5 Bowen Crescent, Melbourne, Victoria, 3004
jupiters.com Pty Limited (ACN 091 584 226)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 760 610 PTY LTD (ACN 082 760 610)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Wagering Systems Pty Limited (ACN 000 075 927)	5 Bowen Crescent, Melbourne, Victoria, 3004
ATL Pty Limited (ACN 000 007 401)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Enterprises Pty Limited (ACN 072 794 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Machines Pty Limited (ACN 062 579 613)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Infosec Pty Limited (ACN 067 175 839)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.2) Pty Limited (ACN 053 998 191)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.4) Pty Limited (ACN 053 990 962)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.5) Pty Limited (ACN 053 991 307)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.6) Pty Limited (ACN 056 466 703)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA MicroElectronics Pty Ltd (ACN 003 263 170)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA New Media Pty Ltd (ACN 084 703 702)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research and Development Pty Limited (ACN 003 573 313)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research Marketing Pty Limited (ACN 003 573 386)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.2) Pty Ltd (ACN 065 041 303)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.3) Pty Ltd (ACN 070 046 641)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation Pty Ltd (ACN 001 197 931)	5 Bowen Crescent, Melbourne, Victoria, 3004
Hotel Gaming Systems Pty Ltd (ACN 084 703 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
Macquarie Syndication (No.1) Pty Limited (ACN 055 839 015)	5 Bowen Crescent, Melbourne, Victoria, 3004
Palatron Pty Limited (ACN 003 596 174)	5 Bowen Crescent, Melbourne, Victoria, 3004
Penchant Pty Limited (ACN 052 356 591)	5 Bowen Crescent, Melbourne, Victoria, 3004
Radcoy (No 1) Limited (ACN 006 539 797)	5 Bowen Crescent, Melbourne, Victoria, 3004
SunshineLink Pty Ltd (ACN 084 230 035)	5 Bowen Crescent, Melbourne, Victoria, 3004
Syndicate (Co.1) Pty Limited (ACN 003 584 852)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 231 383 PTY LTD (ACN 082 231 383)	5 Bowen Crescent, Melbourne, Victoria, 3004
Expanse Electronics Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand
Millers Mechanical Equipment (NZ) Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand

This is Annexure C of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 19 May 2004

Details of changes in relevant interests pursuant to acceptances of the Offers

Date of change	Class and number of securities affected	Person's votes affected
26 April 2004	685,677 ordinary shares	685,677
27 April 2004	81,992 ordinary shares	81,992
28 April 2004	927,099 ordinary shares	927,099
29 April 2004	602,109 ordinary shares	602,109
30 April 2004	644,232 ordinary shares	644,232
3 May 2004	945,580 ordinary shares	945,580
4 May 2004	956,974 ordinary shares	956,974
5 May 2004	527,403 ordinary shares	527,403
6 May 2004	600,921 ordinary shares	600,921
7 May 2004	504,932 ordinary shares	504,932
10 May 2004	647,564 ordinary shares	647,564
11 May 2004	353,850 ordinary shares	353,850
12 May 2004	443,912 ordinary shares	443,912
13 May 2004	466,719 ordinary shares	466,719
14 May 2004	174,126 ordinary shares	174,126
16 May 2004	24,994 ordinary shares	24,994
17 May 2004	519,576 ordinary shares	519,576
18 May 2004	374,461 ordinary shares	374,461

This is Annexure D of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: _(signature)_

Peter Caillard (Director of TABCORP Investments No.4)

Date: 19 May 2004

Offer terms

The following documents set out the terms of the Offers:

1. Bidder's Statement dated 2 April 2004.

2. Supplementary Bidder's Statement dated 4 May 2004.

3. Acceptance Form for CHESS holdings – Australian shareholders.

4. Acceptance Form for issuer sponsored holdings - Australian shareholders.

5. Acceptance Form for CHESS Holdings – Overseas shareholders.

6. Acceptance Form for issuer sponsored holdings – Overseas shareholders.

Exhibit U



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 May 2004

To: Australian Stock Exchange Limited
        Companies Announcements Platform
        20 Bridge Street
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TAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
WAIVER OF CERTAIN OFFER CONDITIONS

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (**Bidder**) (a wholly owned subsidiary of TABCORP Holdings Limited), is a notice pursuant to section 650F of the *Corporations Act 2001* (Cth) (the **Corporations Act**) relating to the waiver of certain conditions to Bidder's off-market bid for all of the ordinary shares in Tab Limited.

Peter Caillard
Company Secretary

Corporations Act 2001 (Cth)
Notice under section 650F(1)

To: 1   Tab Limited (ABN 17 081 765 308) (*Tab*)
       2   Australian Stock Exchange Limited (ABN 98 008 624 691)

This notice is given under section 650F(1) of the *Corporations Act 2001* (Cth) (*Corporations Act*) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (*Bidder*) in relation to the offers dated 21 April 2004 (*Offers*) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) (*Bidder's Statement*).

1.   Bidder gives notice that the Offers, and each contract resulting from acceptance of the Offers, are free from the conditions set out below (more fully described in section 10.7 of the Bidder's Statement):

      (a)   section 10.7(b)(iii) of the Bidder's Statement - that NSW Racing has acknowledged in writing to the NSW Racing Minister its approval of unconditional arrangements with TABCORP and Tab that satisfy the requirements of section 43A of the Totalizator Act (as amended);

      (b)   sections 10.7(c)(i) and (ii) of the Bidder's Statement - *no ACCC actions*;

      (c)   section 10.7(d) of the Bidder's Statement - other Regulatory Approvals;

      (d)   section 10.7(e) of the Bidder's Statement - no regulatory actions; and

      (e)   section 10.7(j)(ii) of the Bidder's Statement - satisfaction of the conditions precedent to the availability of funds under the Loan Facility Agreement.

2.   As at the date of this Notice, Bidder and its associates have voting power (pursuant to acceptances of the Offers and subject to the satisfaction or waiver of the conditions precedent and subsequent to the agreements to be formed pursuant to acceptances of the Offers) of approximately 2.10% in Tab as at 7.00 pm on 18 May 2004.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

Dated 19 May 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd**:

Peter Caillard
Director

Exhibit V



19 May 2004

TABCORP provides update on terms and conditions of its takeover offer for Tab

Offer consideration

TABCORP Holdings Limited (**TABCORP**) today announced that it would not increase its takeover offer for Tab Limited (**Tab**) unless the following circumstances eventuate:

— another takeover offer for Tab, or a merger proposal involving Tab, is announced and TABCORP considers an increase is necessary and appropriate to achieve control of Tab; or

— TABCORP considers an increase is necessary and appropriate to achieve the requirements for compulsory acquisition. Such an increase (if any) would only take effect once TABCORP has acquired more than 50%, or some higher threshold, of Tab shares.

Any increase in the offer would apply to all Tab shareholders who have accepted TABCORP's offer and not withdrawn their acceptance.

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, today said, "Our decision to not increase our offer for Tab except in these limited circumstances sends a very strong message to Tab shareholders that Lonergan's report and the 2005 forecast for Tab have no impact on our view as to the value of Tab."

"Tab shareholders have a simple choice. They can accept TABCORP's offer or they can follow the recommendation of the Tab board and watch the Tab share price fall."

Conditions

TABCORP today also announced that it had cleared several conditions to its takeover offer for Tab, in addition to the financing condition that was fulfilled on Monday 17 May 2004.

Mr Slatter said, "We have removed conditions from our takeover offer and now, in effect, the only substantive condition is that we acquire more than 50% of Tab shares."

TABCORP's decision to remove these conditions follows advice it has received from the NSW government that the government will nominate TABCORP as the approved purchaser of Tab if TABCORP receives acceptances for more than 50% of Tab shares.

TABCORP said that it had waived the conditions relating to racing industry approval, ACCC approval, other regulatory approvals, no regulatory actions and the remaining part of its financing condition.



The decision to waive the racing industry approval condition follows the NSW government giving TABCORP and Tab a 'comfort letter' along the lines of that proposed by the NSW government in the context of UNiTAB's takeover offer. The letter indicates that the government would not intend to take action against Tab or TABCORP should Tab be in breach of a condition of any of the licences granted to it because TABCORP or Tab do not have in place, or do not give effect to, commercial arrangements which NSW Racing Pty Limited (**NSW Racing**) has acknowledged are satisfactory, provided that the agreements being negotiated between NSW Racing and TABCORP in accordance with the Heads of Agreement previously executed by them are concluded within a reasonable time.

TABCORP also said that, at the latest, it would waive the conditions relating to material adverse change, acquisitions and divestments, dividends and prescribed occurrences when TABCORP has received acceptances for more than 50% of Tab shares, provided that those conditions are not breached before the time they are waived.

The table below summarises the current status of the conditions of TABCORP's offer.

Offer conditions	Bidder's statement reference	Status
50% minimum acceptance	◆ 10.7 (a)	◆ Not presently capable of being waived having regard to NSW government requirements concerning nomination
Government nomination	◆ 10.7 (b) (i) & (ii)	◆ NSW government will take the necessary action to enable satisfaction when TABCORP obtains >50% of Tab shares
No material adverse change	◆ 10.7 (f)	◆ Intend to waive upon obtaining >50% of Tab shares (subject to no prior breach)
No material acquisitions or divestments	◆ 10.7 (g)	◆ Intend to waive upon obtaining >50% of Tab shares (subject to no prior breach)
No dividends or distributions	◆ 10.7 (i)	◆ Intend to waive upon obtaining >50% of Tab shares (subject to no prior breach)
No prescribed occurrences	◆ 10.7 (h)	◆ Intend to waive upon obtaining >50% of Tab shares (subject to no prior breach)
Racing industry approval	◆ 10.7 (b) (iii)	◆ Condition waived
ACCC	◆ 10.7 (c) (i) & (ii)	◆ Conditions waived
Regulatory approvals	◆ 10.7 (d)	◆ Condition waived
No regulatory intervention	◆ 10.7 (e)	◆ Condition waived
Funding	◆ 10.7 (j) (i) & (ii)	◆ Conditions satisfied and waived



"Tab shareholders should accept the TABCORP offer now. This will enable the offer to ultimately be declared unconditional so that Tab shareholders who accept the offer will receive cash and shares in TABCORP" Mr Slatter added.

For further information please contact:

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277